BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar						Mailing Address:
Vice President						P.O. Box 318
Telephone: 212-250-2216				Church Street Station
								New York, NY 10008


								February 13, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

	Re:  Filing of Schedule 13G on
		DMI Furniture, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

							Sincerely,

							/s/Clarke S. Edgar



Enclosures


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934
	(Amendment No.   1  )*

	DMI Furniture, Inc.
	_______________________________________
	NAME OF ISSUER:

	Common Stock
	_______________________________________
	TITLE OF CLASS OF SECURITIES

	233230101
	_______________________________________
	CUSIP NUMBER


	Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	(Continued on following page(s))

	Page 1 of 5 Pages


CUSIP No. 233230101						Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bankers Trust New York Corporation and its indirect wholly-owned subsidiary, BT Capital Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
			(A)  [ ]
			(B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

	Bankers Trust New York Corporation is a New York corporation; BT Capital Corporation is a Delaware corporation

 NUMBER OF	5. SOLE VOTING POWER

  SHARES		BT Capital Corporation owns directly 280,169
shares with rights to acquire 1,287,031 additional shares for a total of 1,567,200 shares

BENEFICIALLY	6. SHARED VOTING POWER

 OWNED BY			-0-

  EACH		7. SOLE DISPOSITIVE POWER

REPORTING		BT Capital Corporation owns directly 280,169
shares with rights to acquire 1,287,031 additional shares for a total of 1,567,200 shares

 PERSON		8. SHARED DISPOSITIVE POWER

  WITH			-0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	BT Capital Corporation owns 280,169 shares of common shock and rights to acquire an additional 1,287,031 shares for a total beneficial ownership of 1,567,200 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	BT Capital Corporation owns 9.45% of the outstanding common stock and rights to acquire an additional 30.3% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 36.9% of the outstanding stock on a fully diluted basis.


CUSIP No. 233230101						Page 3 of 5 Pages

12.TYPE OF REPORTING PERSON *
	Bankers Trust New York Corporation - HC; BT Capital
Corporation - CO

Item 1(a)		NAME OF ISSUER:

	DMI Furniture, Inc.

Item 1(b)		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	One Oxmoor Place
	101 Bullitt Lane
	Louisville, Kentucky 40222

Item 2(a)		NAME OF PERSON FILING:

	Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Capital Corporation

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	Bankers Trust New York Corporation and BT Capital
Corporation are located at 280 Park Avenue, New
York, New York  10017

Item 2(c) 	CITIZENSHIP:

	Bankers Trust New York Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital Corporation is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)	TITLE OF CLASS OF SECURITIES:

	Common Stock, Par Value $.10, of DMI Furniture, Inc.

Item 2(e)	CUSIP NUMBER:

	233230101

Item 3	FILING STATUS UNDER RULE 13d-1(b) or 13d-2(b):

	Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).

Item 4	OWNERSHIP:

	(a)  Amount Beneficially Owned:

	BT Capital Corporation owns 280,169 shares of common stock and rights to acquire an additional 1,287,031 shares of common stock for a total beneficial ownership of 1,567,200 shares.


CUSIP No. 233230101						Page 4 of 5 Pages


	(b)  Percent of Class:

	BT Capital Corporation owns 9.45% of the outstanding common stock and rights to acquire an additional
30.3% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 36.9% of the outstanding stock on a fully diluted basis.

	(c)  Number of shares as to which BT Capital
Corporation has:

	        (i)	sole power to vote or to direct the
vote - 280,169 shares owned directly
with rights to acquire 1,287,031
additional shares for a total of
1,567,200 shares.

	       (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)	sole power to dispose or to direct the
disposition of - 280,169 shares owned
directly with rights to acquire
1,287,031 additional shares for a total
of 1,567,200 shares.

	       (iv)	shared power to dispose or to direct
the disposition of - 0

Item 5	OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

	Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
 ANOTHER PERSON:

	Not applicable.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

	See Exhibit to Item 7.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

	Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable.



CUSIP No. 233230101						Page 5 of 5 Pages


Item 10	CERTIFICATION:

	Not applicable.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994


Signature:  BANKERS TRUST NEW YORK CORPORATION



	/s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:  BT CAPITAL CORPORATION



	/s/Heidi G. Silverstein
By:             Heidi G. Silverstein
Title:          Secretary




	EXHIBIT TO ITEM 7


	The chain of ownership from Bankers Trust New York
Corporation to BT Capital Corporation, the subsidiary which acquired the security being reported on, is shown below:

	Bankers Trust New York Corporation
	|
	|
	BT Holdings (New York), Inc.
	|
	|
	BT Capital Corporation